Exhibit 99.2

360 Finance Announces Fourth Quarter and Full Year 2019 Unaudited Financial Results

SHANGHAI, China, March 27, 2020 (GLOBE NEWSWIRE) — 360 Finance, Inc. (QFIN) (“360 Finance” or the “Company”), a leading digital consumer finance platform, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter Operational Highlights

•                      Loan origination volume*1 was RMB53,121 million, representing an increase of 60.9% from RMB33,008 million in the same period of 2018.

•                      Outstanding loan balance*2 was RMB72,155 million as of December 31, 2019, an increase of 67.5% from RMB43,077 million as of December 31, 2018, and an increase of 2.2% from RMB70,568 million as of September 30, 2019.

•                      The weighted average tenor of loans*3 originated in the fourth quarter of 2019 was approximately 7.38 months, compared with 8.37 months in the same period of 2018, and 7.90 months in the third quarter of 2019.

•                      Cumulative registered users was 135.01 million, an increase of 71.3% from 78.80 million as of December 31, 2018, and an increase of 7.2% from 126.00 million as of September 30, 2019.

•                      Users with approved credit lines*4 was 24.72 million as of December 31, 2019, an increase of 97.1% from 12.54 million as of December 31, 2018, and an increase of 8.3% from 22.83 million as of September 30, 2019.

•                      Cumulative borrowers with successful drawdown, including repeat borrowers was 15.91 million as of December 31, 2019, an increase of 92.1% from 8.28 million as of December 31, 2018, and an increase of 8% from 14.73 million as of September 30, 2019.

•                      90 day+ delinquency ratio*5 was 1.31% as of December 31, 2019.

•                      The percentage of funding from financial institutions*6 in the fourth quarter was 97%.

•                      Repeat borrower contribution*7 was 81.9%.

1 “Loan origination volume” refers to the total principal amount of loans originated through the Company’s platform during the given period.

2 “Outstanding loan balance” refers to the total amount of principal outstanding for loans originated through the Company’s platform at the end of each period, excluding loans delinquent for more than 180 days.

3 For loan facilitated in the fourth quarter of 2019, we use the actual term for extinguished loans and use the contractual term for outstanding loans to calculate the weighted average tenor.

4 “Users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line by the Company at the end of each period.

5 “90 day+ delinquency ratio” refers to the outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. Loans that are charged-off are not included in the delinquency rate calculation.

6 “The percentage of funding from financial institutions” is based on cumulative loan origination during the given period.

7 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan origination volume through our platform during that period.

Fourth Quarter 2019 Financial Highlights

•                      Total net revenue increased by 53.3% to RMB2,400.9 million (US$344.9 million) from RMB1,566.5 million in the same period of 2018.

•                      Income from operations was RMB262.2 million (US$37.7 million).

•                      Non-GAAP*8 income from operations was RMB347.9 million (US$50.0 million).

•                      Operating margin was 10.9%. Non-GAAP operating margin was 14.5%.

•                      Net income was RMB429.7 million (US$61.7 million).

•                      Non-GAAP net income was RMB515.4 million (US$74.0 million).

•                      Net income margin was 17.9%. Non-GAAP net income margin was 21.5%.

8 Non-GAAP income from operations (Adjusted Income from operations) and Non-GAAP net income (Adjusted net income) are non-GAAP financial measures. For more information on this non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Full Year 2019 Operational Highlights

•                      Total loan origination volume in 2019 was RMB198,666 million, representing an increase of 107% from RMB95,984 million in 2018.

•                      The weighted average tenor of loans originated was 7.75 months in full year 2019, compared with 8.52 months in 2018.

•                      Repeat borrower contribution was 71.8% in full year 2019, compared with 57.9% in 2018.

Full Year 2019 Financial Highlights

•                      Total net revenue increased by 107.3% to RMB9,219.8 million (US$1,324.3 million) from RMB4,447.0 million in 2018.

•                      Income from operations increased by 76.0% to RMB2,893.6 million (US$415.6 million) from RMB1,644.5 million in 2018.

•                      Non-GAAP income from operations increased by 39.6% to RMB3,144.0 million (US$451.6 million) from RMB2,251.9 million in 2018.

•                      Operating margin was 31.4%. Non-GAAP operating margin was 34.1%.

•                      Net income increased by 109.6% to RMB2,501.3 million (US$359.3 million) from RMB1,193.3 million in 2018.

•                      Non-GAAP net income increased by 52.8% to RMB2,751.7 million (US$395.3 million) from RMB1,800.7 million in 2018.

•                      Net income margin was 27.1%. Non-GAAP net income margin was 29.8%.

Mr. Haisheng Wu, Chief Executive Officer and Director of 360 Finance, commented, “We are proud to deliver our strong operational and financial results during the fourth quarter despite the challenging market conditions within China Fintech industry. By the end of 2019, we have accumulated 24.72 million borrowers with approved credit lines, an exceptional 97% year-on-year growth. During the quarter, loan volume reached RMB53.12 billion, an increase of 61% year-over-year which is all the more remarkable achievement given the industry turbulence. During the quarter, we proactively refined our prudent risk management policy leveraging our seasoned team and acute market insights. Our risk management capabilities have always been our strong suite and will help us sail through the COVID-19 outbreak. Throughout the outbreak, we managed to promptly implement a series of response measures, including full work force resume remotely by the end of February, all of which ensured a faster recovery of core business metrics. As the COVID-19 pandemic is on-going, uncertainties still persist within the industry. Nevertheless, taking into account our 2020 year-to-date operational performance, we are confident with our business resilience and strong management capabilities, and are firmly committed to continue delivering strong results in 2020.

Mr. Wu continued, “In November last year, FountainVest’s decision to invest in our Company demonstrates their confidence in the future growth prospects of our business. They were subsequently joined by our chairman, Mr. Hongyi Zhou, and all key members of the management team in December to announce a plan to jointly invest up to US$60 million to purchase 360 Finance shares in the next twelve months. By the end of December 2019, management team and FountainVest have already purchased US$20 million worth of shares, in addition to the initial investment made by FountainVest in November. This is a solid vote of confidence by management in the future growth and development of our business, and provides strong interest alignment between Company management and our shareholders.”

Mr. Jiang Wu, Chief Financial Officer and Director of 360 Finance, stated, “We achieved full year revenue of RMB9.22 billion and full year net income of RMB2.50 billion, with an exponential increase of 107.3% and 109.6% year-over-year, respectively. Our full year Non-GAAP net income reached RMB2.75 billion, with an increase of 52.8% year-over-year. We are thrilled to deliver this result which is a strong beat to our guidance announced in early 2019. This achievement, despite the industry turbulence, proved our business resilience and strong management capabilities. I would like to highlight our achievements in two aspects: improved operation efficiency and sufficient margin of safety. Firstly, regarding operation efficiency, we proactively refined borrower acquisition strategy and trimmed down sales and marketing expenses to RMB431.8 million, implying RMB228 acquisition cost for each new borrower with approved credit lines, in comparison with RMB903 million and RMB246 in the previous quarter, respectively. Also, our non-GAAP effective tax rate reached a record low 14.5% in 2019 compared to 20.6% in 2018. Moreover, we have further strengthened our cooperation with financial institutions to further diversify our funding sources and reduced our overall funding cost to 8.0% from 8.4% in the previous quarter. During the past year, we successfully issued RMB2.3billion ABS with an attractive comprehensive cost at 5.6% despite challenging domestic market conditions. All these data reflect our funding partners’ confidence in our asset quality and risk management capabilities. Secondly, regarding margin of safety, we always adopted prudent and risk-averse policy and maintained our reserve coverage at more than 4.0x. Hence the guarantee liability increased in the fourth quarter in order to better cope with the uncertainties. Furthermore, we continue to make progress in scaling up our ‘capital-light’ model, accounting for 22% of our loan originations volume in the fourth quarter, compared to 0.8% in the first quarter in 2019. We substantially reduced our leverage multiple to 8.1x at the end of 2019 compared to 9.5x at the beginning of 2019. In light of the COVID-19 outbreak and the global economic turbulence, maintaining asset quality and cash reserves are top priorities for our management, hence we will take a prudent path and continue our growth while staying alert on any uncertainty down the road.”

Mr. Yan Zheng, Vice President of 360 Finance, added, “We are delighted to close the year of 2019 with very stable risk performance even though in the volatile fourth quarter. Relying on our robust risk modeling and proactive risk strategy refinement in the fourth quarter, our D1 delinquency ratio*9 was 6.77%, with a modest drop compared to 6.93% in 18Q4 and a slight increase compared to 6.40% in 19Q3 despite the turbulent environment. We are determined to continue this prudent risk strategy in the first quarter of 2020 to mitigate uncertainties from COVID-19 situation. With our work force fully recovered in February, our D1 delinquency ratio has already normalized. Since inception, we have adopted a comprehensive operation system and risk modeling which enable us to precisely identify, price and categorize various borrowers according to different credit profiles. During the outbreak, we are glad to find out that borrowers in some certain risk categories stay at their normal risk level. In 2020, we will continue to deploy this competitive strategy and have full confidence in maintaining the risk management excellence.”

9 “D1 delinquency ratio” is defined as (i) the total amount of principal that became overdue as a specified date, divided by (ii) the total amount of principal that was due for repayment as of such date.

Fourth Quarter 2019 Financial Results

Total net revenues increased by 53.3% to RMB2,400.9 million (US$344.9 million) from RMB1,566.5 million in the same period of 2018, primarily due to an increase in loan facilitation service fees, post origination service fees and other service fees associated with an increase in loan origination volume.

Revenue from loan facilitation services increased by 3.3% to RMB1,103.9 million (US$158.6 million) from RMB1,068.6 million in the same period of 2018, primarily due to an increase in loan origination volume on the Company’s platform.

Revenue from post-origination services increased by 45.1% to RMB524.1 million (US$75.3 million) from RMB361.1 million in the same period of 2018, primarily due to an increase in loan origination volume and the cumulative effect of loans originated during prior periods on the Company’s platform.

Financing income*10 increased by 1535.2% to RMB585.4 million (US$84.1 million) from RMB35.8 million in the same period of 2018, primarily due to an increase in loan volume through the consolidated trusts.

Other service fee revenues increased by 85.6% to RMB187.5 million (US$26.9 million) from RMB101.0 million in the same period of 2018, primarily due to an increase in release of guarantee liabilities upon expiry of the underlying loans and late fees from borrowers.

Total operating costs and expenses increased by 145.4% to RMB2,138.7 million (US$307.2 million) from RMB871.4 million in the same period of 2018 primarily due to an increase in expenses associated with loan origination and additional guarantee liabilities recorded for loans facilitated in prior periods.

Origination and servicing expenses increased by 103.6% to RMB459.1 million (US$66.0 million) from RMB225.5 million in the same period of 2018, primarily due to an increase in financing expense associated with on-balance-sheet loan volume.

Sales and marketing expenses decreased by 9.5% to RMB431.8 million (US$62.0 million) from RMB477.3 million in the same period of 2018, primarily due to a more conservative customer acquisition strategy adopted during the fourth quarter and an increase of customer acquisition efficiency.

General and administrative expenses increased by 9.8% to RMB120.0 million (US$17.2 million) from RMB109.3 million in the same period of 2018.

Provision for loans receivable increased by 3095.5% to RMB281.2 million (US$40.4 million) from RMB8.8 million in the same period of 2018, primarily due to an increase in loan volume through the consolidated trusts, in addition, for the  volatility of the industry during the fourth quarter of 2019, we provided additional allowance to ensure sufficient coverage.

Provision for financial assets receivable increased by 200.9% to RMB64.7 million (US$9.3 million) from RMB21.5 million in the same period of 2018, primarily due to an increase in loan origination volume. The volatility of the industry during the fourth quarter of 2019 also had an impact on the expected default rates, we provided additional allowance to ensure sufficient coverage.

Provision for accounts receivable and contract assets increased by 62.4% to RMB47.1 million (US$6.8 million) from RMB29.0 million in the same period of 2018, primarily due to an increase in loan origination volume. The volatility of the industry during the fourth quarter of 2019 also had an impact on the expected default rates, we provided additional allowance to ensure sufficient coverage.

Expense on guarantee liabilities was RMB734.7 million (US$105.5 million). During the fourth quarter of 2019, due to the volatility of the industry which negatively affected our asset quality and the expected default rates, we accrued additional expense on guarantee liabilities to ensure the sufficiency of our reserve coverage.

Income from operations was RMB262.2 million (US$37.7 million).

Non-GAAP income from operations was RMB347.9 million (US$50.0 millions).

Operating margin was 10.9%. Non-GAAP operating margin was 14.5%.

Income before income tax expense was RMB336.6 million (US$48.4 million).

Income taxes benefit was RMB93.1 million (US$13.4 million).

Net income was RMB429.7 million (US$61.7 million).

Non-GAAP net income was RMB515.4 million (US$74.0 million).

Net income margin was 17.9%. Non-GAAP net income margin was 21.5%.

10 “Financing income” is generated from loans originated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

Full Year 2019 Financial Results

Total net revenues increased by 107.3% to RMB9,219.8 million (US$1,324.3 million) from RMB4,447.0 million in 2018, primarily due to an increase in loan facilitation service fees, post origination service fees and other service fees associated with an increase in loan origination volume.

Revenue from loan facilitation services increased by 63.1% to RMB5,069.3 million (US$728.2 million) from RMB3,107.6 million in 2018, primarily due to an increase in loan origination volume on the Company’s platform.

Revenue from post-origination services increased by 166.3% to RMB2,018.4 million (US$289.9 million) from RMB758.0 million in 2018, primarily due to an increase in loan origination volume and the cumulative effect of loans originated during prior periods on the Company’s platform.

Financing income increased by 389.0% to RMB1,309.6 million (US$188.1 million) from RMB267.8 million in 2018, primarily due to an increase in loan volume through the consolidated trusts.

Other service fee revenues increased by 162.3% to RMB822.5 million (US$118.1 million) from RMB313.6 million in 2018, primarily due to an increase in revenue from referring borrowers to other platforms and an increase in release of guarantee liabilities upon expiry of the underlying loans and late fees from borrowers.

Total operating costs and expenses increased by 125.7% to RMB6,326.3 million (US$908.7 million) from RMB2,802.5 million in 2018, primarily due to an increase in expenses associated with loan origination and online customer acquisition.

Origination and servicing expenses increased by 87.3% to RMB1,365.5 million (US$196.1 million) from RMB729.0 million in 2018, primarily due to an increase in financing expense associated with on-balance-sheet loan volume.

Sales and marketing expenses increased by 116.7% to RMB2,864.6 million (US$411.5 million) from RMB1,321.9 million in 2018, primarily due to an increase in advertising expenses to promote the Company’s brand and attract users to the platform.

General and administrative expenses decreased by 16.1% to RMB477.9 million (US$68.7 million) from RMB569.4 million in 2018, primarily due to a decrease in share-based compensation expenses, partially offset by increase in trust fees, rentals and professional fees.

Provision for loans receivable increased by 994.4% to RMB487.0 million (US$70.0 million) from RMB44.5 million in 2018, primarily due to an increase in loan volume through the consolidated trusts, in addition, for the volatility of the industry during the fourth quarter of 2019, we provided additional allowance to ensure sufficient coverage.

Provision for financial assets receivable increased by 207.8% to RMB166.2 million (US$23.9 million) from RMB54.0 million in 2018, primarily due to an increase in loan origination volume. The volatility of the industry during the fourth quarter of 2019 also had an impact on the expected default rates, we provided additional allowance to ensure sufficient coverage.

Provision for accounts receivable and contract assets increased by 175.1% to RMB230.3 million (US$33.1 million) from RMB83.7 million in 2018, primarily due to an increase in loan origination volume. The volatility of the industry during the fourth quarter of 2019 also had an impact on the expected default rates, we provided additional allowance to ensure sufficient coverage.

Expense on guarantee liabilities was RMB734.7 million (US$105.5 million). During the fourth quarter of 2019, due to the volatility of the industry which negatively affected our asset quality and the expected default rates, we accrued additional expense on guarantee liabilities to ensure the sufficiency of our reserve coverage.

Income from operations increased by 76.0% to RMB2,893.6 million (US$415.6 million) from RMB1,644.5 million in 2018.

Non-GAAP income from operations increased by 39.6% to RMB3144.0 million (US$451.6 millions) from RMB2,251.9 million in 2018.

Operating margin was 31.4%. Non-GAAP operating margin was 34.1%.

Income before income tax expense increased by 78.8% to RMB2,967.3 million (US$426.2 million) from RMB1,659.7 million in 2018.

Income tax expense was RMB466.0 million (US$66.9 million), compared with income tax expense of RMB466.4 million in the same period of 2018.

Net income increased by 109.6% to RMB2,501.3 million (US$359.3 million) from RMB1,193.3 million in 2018.

Non-GAAP net income increased by 52.8% to RMB2,751.7 million (US$395.3 million) from RMB1,800.7 million in 2018.

Net income margin was 27.1%. Non-GAAP net income margin was 29.8%.

M6+ Delinquency Rate by Vintage

The following chart and table display the historical cumulative M6+ delinquency rates by loan origination vintage for all loans originated through the company’s platform:

http://ml.globenewswire.com/Resource/Download/902923aa-ed7c-4a5d-8d99-09388514eabc

Business Outlook

360 Finance currently expects total loan origination volume for fiscal year 2020 to be in the range of RMB 200 billion to RMB 220 billion. This forecast reflects the Company’s current and preliminary views, which are subject to change.

Conference Call

360 Finance’s management team will host an earnings conference call at 8:00 AM U.S. Eastern Time on Friday, March 27, 2020 (8:00 PM Beijing Time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete. The Company would like to apologies for any inconvenience caused by not having an operator as a result of COVID-19.

Preregistration Information

Participants can register for the conference call by navigating to https://s1.c-conf.com/diamondpass/10004903-invite.html. Once preregistration has been complete, participants will receive dial-in numbers, the passcode, and a unique access pin.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through April 6, 2020:

United States:	1-855-883-1031
International:	61-7-3107-6325
Passcode:	10004903

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at ir.360jinrong.net.

About 360 Finance

360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”) is a leading digital consumer finance platform and the finance partner of the 360 Group. The Company provides tailored online consumer finance products to prime, underserved borrowers funded primarily by its funding partners. The Company’s proprietary technology platform enables a unique user experience supported by resolute risk management. When coupled with its partnership with 360 Group, the Company’s technology translates to a meaningful borrower acquisition, borrower retention and funding advantage, supporting the rapid growth and scaling of its business.

For more information, please visit: ir.360jinrong.net

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

We use non-GAAP income from operation, non-GAAP operation margin, non-GAAP net income and non-GAAP net income margin in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses, and non-GAAP net income represents net income excluding share-based compensation expenses. Such adjustments have no impact on income tax. We believe that non-GAAP income from operation and non-GAAP net income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that non-GAAP income from operation and non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2019.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 360 Finance may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook for 2019, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in 360 Finance’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 Finance does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 Finance

E-mail: ir@360jinrong.net

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	December 31,	December 31,
	2018	2019	2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,445,802	2,108,123	302,813
Restricted cash	567,794	1,727,727	248,172
Security deposit prepaid to third-party guarantee companies	795,700	932,983	134,015
Funds receivable from third party payment service providers	142,622	118,860	17,073
Accounts receivable and contract assets, net	1,791,745	2,332,364	335,023
Financial assets receivable, net	1,193,621	1,912,554	274,721
Amounts due from related parties	484,286	478,767	68,771
Loans receivable, net	811,433	9,239,565	1,327,180
Prepaid expenses and other assets	109,016	676,723	97,205
Total current assets	7,342,019	19,527,666	2,804,973
Non-current assets:
Accounts receivable and contract assets, net-non current	—	19,508	2,802
Financial assets receivable, net-non current	—	59,270	8,514
Property and equipment, net	6,869	17,113	2,458
Intangible assets	847	3,512	504
Deferred tax assets	—	697,348	100,168
Other assets	—	31,184	4,479
Total non-current assets	7,716	827,935	118,925
TOTAL ASSETS	7,349,735	20,355,601	2,923,898

LIABILITIES AND EQUITY LIABILITIES
Current liabilities:
Payable to investors of the consolidated trusts-current	300,341	4,423,717	635,427
Accrued expenses and other current liabilities	518,955	720,918	103,554
Amounts due to related parties	78,767	55,622	7,990
Short term loans	—	200,000	28,728
Guarantee liabilities	1,399,174	2,946,855	423,289
Income tax payable	432,066	1,056,219	151,716
Other tax payable	164,478	263,856	37,901
Total current liabilities	2,893,781	9,667,187	1,388,605
Non-current liabilities:
Deferred tax liabilities	15,758	—	—
Payable to investors of the consolidated trusts-noncurrent	—	3,442,500	494,484
Other long-term liabilities	—	31,184	4,479
Total non-current liabilities	15,758	3,473,684	498,963
TOTAL LIABILITIES	2,909,539	13,140,871	1,887,568
Ordinary shares	20	21	3
Additional paid-in capital	4,866,756	5,117,184	735,037
Accumulated (deficit)/retained earnings	(430,263)	2,071,332	297,528
Other comprehensive income	3,683	24,905	3,577
TOTAL 360 FINANCE INC EQUITY	4,440,196	7,213,442	1,036,145
Noncontroling interests	—	1,288	185
TOTAL EQUITY	4,440,196	7,214,730	1,036,330
TOTAL LIABILITIES AND EQUITY	7,349,735	20,355,601	2,923,898

Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,			Year ended December 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Revenue from loan facilitation services	1,068,558	1,103,948	158,572	3,107,633	5,069,282	728,157
Revenue from post-origination services	361,106	524,078	75,279	757,957	2,018,430	289,929
Financing income	35,797	585,392	84,086	267,844	1,309,616	188,115
Other service fee revenues	101,002	187,463	26,927	313,584	822,519	118,147
Total net revenue	1,566,463	2,400,881	344,864	4,447,018	9,219,847	1,324,348
Origination and servicing	225,511	459,143	65,952	728,999	1,365,545	196,148
Sales and marketing	477,283	431,790	62,023	1,321,950	2,864,595	411,473
General and administrative	109,306	120,030	17,241	569,387	477,939	68,652
Provision for loans receivable	8,781	281,182	40,389	44,474	486,991	69,952
Provision for financial assets receivable	21,536	64,659	9,288	53,989	166,176	23,870
Provision for accounts receivable and contract assets	29,022	47,132	6,770	83,707	230,280	33,078
Expense on guarantee liabilities	—	734,730	105,537	—	734,730	105,537
Total operating costs and expenses	871,439	2,138,666	307,200	2,802,506	6,326,256	908,710
Income from operations	695,024	262,215	37,664	1,644,512	2,893,591	415,638
Interest income(expense), net	3,557	(14,229)	(2,044)	10,026	(41,707)	(5,991)
Foreign exchange gain(loss)	582	42,646	6,126	(2,563)	(24,875)	(3,573)
Other income, net	—	45,974	6,604	7,696	140,278	20,150
Income before income tax expense	699,163	336,606	48,350	1,659,671	2,967,287	426,224
Income taxes (expense) benefit	(104,433)	93,093	13,372	(466,360)	(465,983)	(66,934)
Net income	594,730	429,699	61,722	1,193,311	2,501,304	359,290
Net (loss) income attributable to noncontrolling interests	—	(218)	(31)	—	(291)	(42)
Deemed dividend	—	—	—	(3,097,733)	—	—
Net income (loss) attributable to ordinary shareholders of the Company	594,730	429,917	61,753	(1,904,422)	2,501,595	359,332
Net income (loss) per ordinary share attributable to ordinary shareholders of 360 Finance, Inc.
Basic	2.10	1.47	0.21	(9.39)	8.66	1.24
Diluted	1.98	1.43	0.21	(9.39)	8.31	1.19
Weighted average shares used in calculating net income per ordinary share
Basic	215,819,991	291,911,903	291,911,903	202,751,277	288,827,604	288,827,604
Diluted	228,163,518	299,691,958	299,691,958	202,751,277	300,938,470	300,938,470

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,
	2018	2019	2019
	RMB	RMB	USD
Net income	594,730	429,699	61,722
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(58)	(44,724)	(6,424)
Other comprehensive loss	(58)	(44,724)	(6,424)
Total comprehensive income	594,672	384,975	55,298
Net loss attributable to noncontrolling interests	—	(218)	(31)
Comprehensive income attributable to ordinary shareholders	594,672	385,193	55,329

	Year ended December 31,
	2018	2019	2019
	RMB	RMB	USD
Net income	1,193,311	2,501,304	359,290
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	3,683	21,222	3,048
Other comprehensive income	3,683	21,222	3,048
Total comprehensive income	1,196,994	2,522,526	362,338
Net loss attributable to noncontrolling interests	—	(291)	(42)
Deemed dividend	(3,097,733)	—	—
Comprehensive (loss) income attributable to ordinary shareholders	(1,900,739)	2,522,817	362,380

Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,
	2018	2019	2019
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	594,730	429,699	61,722
Add: Share-based compensation expenses	77,358	85,727	12,314
Non-GAAP net income	672,088	515,426	74,036
Non-GAAP net income margin	42.9%	21.5%

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	695,024	262,215	37,664
Add: Share-based compensation expenses	77,358	85,727	12,314
Non-GAAP Income from operations	772,382	347,942	49,978
Non-GAAP operating margin	49.3%	14.5%

	Year ended December 31,
	2018	2019	2019
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	1,193,311	2,501,304	359,290
Add: Share-based compensation expenses	607,381	250,428	35,972
Non-GAAP net income	1,800,692	2,751,732	395,262
Non-GAAP net income margin	40.5%	29.8%

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	1,644,512	2,893,591	415,638
Add: Share-based compensation expenses	607,381	250,428	35,972
Non-GAAP Income from operations	2,251,893	3,144,019	451,610
Non-GAAP operating margin	50.6%	34.1%